\

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

/X/ Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934
                  For the fiscal year ended December 31, 1998.

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______

                  Commission file number: 1-3122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       Ogden Projects Profit Sharing Plan
                                  40 Lane Road
                                  P.O. Box 2615
                        Fairfield, New Jersey 07007-2615



B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Ogden Corporation
                             Two Pennsylvania Plaza
                               New York, NY 10121

                                    SIGNATURE




         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Ogden Projects Profit Sharing
Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                           OGDEN PROJECTS PROFIT SHARING PLAN
                           ADMINISTRATIVE COMMITTEE

                           By:  /s/ ANDREA R. EHRLICH
                              --------------------------------------------------
                                Andrea R. Ehrlich
                                Member of the Ogden Projects Profit Sharing Plan Administrative Committee


Date: June 29, 1999

                                       -----------------------------------------
                                       OGDEN PROJECTS
                                       PROFIT SHARING PLAN

                                       FINANCIAL STATEMENTS FOR THE YEARS ENDED
                                       DECEMBER 31, 1998 AND 1997,
                                       SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
                                       DECEMBER 31, 1998, AND
                                       INDEPENDENT AUDITORS' REPORT

OGDEN PROJECTS PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                         Page
INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
  DECEMBER 31, 1998 AND 1997:

  Statements of Net Assets Available for Benefits                          2

  Statements of Changes in Net Assets Available for Benefits               3

  Notes to Financial Statements                                          4-11

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1998:

  Item 27(a) - Schedule of Assets Held for Investment Purposes            12

  Item 27(d) - Schedule of Reportable Transactions                        13

INDEPENDENT AUDITORS' REPORT


Ogden Projects Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Ogden Projects Profit Sharing Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
New York, New York

June 24, 1999

OGDEN PROJECTS PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

ASSETS                                              1998           1997

INVESTMENTS                                     $42,614,193    $34,772,037

RECEIVABLES - Employer contributions              2,532,963      2,172,066
                                                -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS               $45,147,156    $36,944,103
                                                -----------    -----------
                                                -----------    -----------

See notes to financial statements.

OGDEN PROJECTS PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                                                    1998           1997
EARNINGS (LOSSES) ON INVESTMENTS
 Interest and dividends                         $ 2,364,508    $ 2,668,266
 Net appreciation in the fair value
  of investments                                  2,218,396      3,099,475
 Investment management fees                         (30,268)       (96,852)
                                                -----------    -----------
      Net investment earnings                     4,552,636      5,670,889
                                                -----------    -----------

CONTRIBUTIONS:
 Employer                                         2,532,963      2,172,066
 Employee                                         1,957,777      1,540,373
                                                -----------    -----------
      Total contributions                         4,490,740      3,712,439
                                                -----------    -----------
DISTRIBUTIONS TO PARTICIPANTS                      (817,119)    (3,057,099)
                                                -----------    -----------
NET TRANSFER FROM (TO) OTHER PLANS                       --         16,377
                                                -----------    -----------
FORFEITURES                                         (23,204)            --
                                                -----------    -----------
NET INCREASE IN NET ASSETS AVAILABLE
 FOR BENEFITS                                     8,203,053      6,342,606

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                               36,944,103     30,601,497
                                                -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                    $45,147,156    $36,944,103
                                                -----------    -----------
                                                -----------    -----------

See notes to financial statements.

OGDEN PROJECTS PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies followed in the preparation of the financial statements of the Ogden Projects Profit Sharing Plan (the "Plan") are in conformity with generally accepted accounting principles. The following is a description of the more significant of these policies:

     a. INVESTMENT FUNDS - During 1998 and 1997, the Plan included the following funds in which participants could elect to invest their Plan assets (Funds denoted by a * are new investment options offered during 1998.):

          - FIDELITY MAGELLAN FUND - This fund invests in common stock of domestic, foreign, and multinational companies of all sizes. The fund may also invest in bonds.

          - OGDEN STOCK FUND - This fund invests in Ogden Corporation common stock, traded on the New York Stock Exchange.

          - T. ROWE PRICE BALANCED FUND - This fund invests approximately 60% in stocks and 40% in bonds.

          - *T. ROWE PRICE BLUE CHIP GROWTH FUND - This fund invests in large and medium-sized blue chip growth companies.

          - T. ROWE PRICE EQUITY INCOME FUND - This fund invests in stocks that pay above-average dividends.

          - *T. ROWE PRICE EQUITY INDEX 500 FUND - This fund invests in the 500 stocks that make up the S&P 500 Index.

          - T. ROWE PRICE INTERNATIONAL STOCK FUND - This fund invests in established non-U.S. companies.

          - *T. ROWE PRICE SMALL-CAP VALUE FUND - This fund invests in small companies that appear to be undervalued.

          - *T. ROWE PRICE SPECTRUM INCOME FUND - This fund invests in five U.S. bond funds, two international bond funds, a money market fund, and an income-oriented stock fund.

          - T. ROWE PRICE STABLE VALUE FUND ("STABLE VALUE FUND") - This fund invests in investment contracts issued by high-quality insurance companies and banks.

          - *T. ROWE PRICE U.S. TREASURY MONEY FUND ("U.S. TREASURY MONEY FUND") - This fund invests primarily in short-term U.S. Treasury securities.

          -   MERRILL LYNCH TREASURY FUND - This fund invests in U.S.
              Treasury bills and notes generally with maturities of one year or less. Such fund no longer exists in 1998 and is now substituted with the T. Rowe Price U.S. Treasury Money Fund (see description above).

          Shares in group trust funds were determined on the basis of the initial asset contribution to the Trust by each participating plan, adjusted for subsequent contributions, distributions and allocated income and realized and unrealized gains and losses. Allocation of income, realized and unrealized gains and losses, and administrative expenses were determined monthly on the basis of each plan's proportionate share in the Trust assets stated at fair value.

          The Stable Value Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The crediting interest rates at December 31, 1998 and 1997 for the various investment contracts ranged from 5.57% to 8.41% and 4.77% to 8.41%, respectively. The average yields of the Stable Value Fund for the years ended December 31, 1998 and 1997 were 6.59% and 6.26%, respectively. All investment contracts in the Stable Value Fund are fully benefit-responsive and are recorded at contract value which equals principal plus accrued interest.

     b. INVESTMENT VALUATION - Investments in securities listed on national securities exchanges are valued at closing composite prices published for the last business day of the year. Investments in guaranteed investment contracts included in the Stable Value Fund are stated at contract value. Investments in the U.S. Treasury Money Fund and the Merrill Lynch Treasury Fund are stated at cost plus investment income which approximates fair value. Other investments are stated at fair value as determined by the Trustee.

     c. INVESTMENT TRANSACTIONS AND INVESTMENT INCOME - Investment transactions are accounted for on the date purchases or sales are executed. Realized and unrealized gains and losses are determined based on the fair value of assets at the beginning of the Plan year. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned.

     d. UNITED STATES FEDERAL INCOME TAXES - The Plan and trust is intended to be qualified under Section 401(a) and tax exempt under Section 501(a) of the Internal Revenue Code (the "Code"), respectively. The Plan received a favorable determination letter from the Internal Revenue Service dated June 16, 1995. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     e.   DISTRIBUTIONS TO PARTICIPANTS - Benefits are recorded when paid.

     f. GENERAL - The financial statements are prepared in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.   DESCRIPTION OF THE PLAN

     The following is a brief description of the Plan. Participants should refer to the Plan document for more complete information.

     a. GENERAL INFORMATION - The Plan is an employee savings plan providing for both employer and employee contributions. The Plan includes a pre-tax savings feature which is intended to qualify under Sections 401(k) and 401(a) of the Code. Prior to January 1, 1998, the plan included included an after-tax savings feature which was intended to qualify under Section 401(a) of the Code (see note 2(j)). The Plan is intended to conform with the requirements of the Tax Reform Act of 1986 (TRA) and the Technical and Miscellaneous Revenue Act of 1988 (TAMRA).

     b. ADMINISTRATION OF THE PLAN - The Administrative Committee is appointed by the Board of Directors (the "Board") of Ogden Corporation ("Ogden") and serves as a fiduciary of the Plan. The Administrative Committee has general responsibility for the administration and interpretation of the Plan.

          Effective November 1, 1997, the Ogden Energy Group Investment Committee was established and charged with appointing investment advisors and reviewing the performance of the investment portfolio. Costs related to the administration of the Plan are paid by the participants out of Plan assets.

     c. PARTICIPATION - Each employee who was, as of December 31, 1988, a participant in the Plan continued to be a participant if he/she was in the employ of Ogden Energy Group, Inc., ("OEG") on such date. Each other employee who performs an hour of service after December 31, 1988 becomes a participant on the first day of the month coinciding with or next following the earlier of: (i) the last day of a period of 6 months of continuous employment and (ii) the close of: (a) a twelve-month period if he/she has at least 1,000 hours of service or (b) a Plan year during which he/she has at least 1,000 hours of service.

     d. VESTING - Vesting of employer contributions to the Plan is determined based on the period of vesting service by participants commencing on their date of hire to their date of termination of service in accordance with the following schedule:

                                                                      PERCENT
               YEARS OF VESTING SERVICE IN THE PLAN                   VESTED

            Less than one year of vesting service                       0%
            One but less than two years of vesting service              20
            Two but less than three years of vesting service            40
            Three but less than four years of vesting service           60
            Four but less than five years of vesting service            80
            Five or more years of vesting service                      100

          Participant contributions are immediately 100 percent vested.

     e. CONTRIBUTIONS - Contributions paid by OEG are determined by the Board. The Board's determination may be expressed in terms of a stated percentage of OEG's annual net profit, as a fixed dollar amount or as a percentage of total compensation paid to each participant. The contribution may not exceed the amount deductible by OEG for Federal income tax purposes and may be made only out of its current or accumulated earnings and profits. The allocation of the contributions to individual participants is based on the relationship of compensation paid to each participant to the compensation paid to all participants. Participants may contribute one to ten percent of their annual compensation on a pre-tax basis. For 1998 and

          1997, participant pre-tax contributions could not exceed $10,000 and $9,500, respectively, in accordance with IRS Regulations.

     f. DISTRIBUTION FROM THE PLAN BECAUSE OF HARDSHIP - Withdrawals are permitted if a participant establishes, to the satisfaction of the Administrative Committee, a financial need for funds for which there is no other money available such as: (i) to purchase a primary residence, (ii) to pay uninsured medical expenses for the participant or immediate family, (iii) to prevent mortgage foreclosure on, or eviction from his/her primary residence, or (iv) to pay post-secondary educational expenses for the participant, spouse, children or dependents.

     g. PAYMENTS FROM THE PLAN'S TRUST - The value of a participant's interest in the Plan is payable upon retirement, disability, death, or termination of employment, as follows:

          i) Upon termination of service of a participant on or after his/her retirement date or by reason of his/her death or disability, an amount equal to the value of the participant's account as of the valuation date next following the date of his/her termination of service, whether or not such participant has a vested interest in such account, is paid from the Trust. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than the April 1st of the year following the year the participant attains age 70-1/2.

          ii) Upon the termination of service of any participant which occurs other than on his/her retirement date and for any reason other than death or disability, the terminated participant is paid in a lump sum amount equal to the value, as of the valuation date coincident with or following the date of his/her termination of service, of his/her vested interest, if any, in his/her account. Such payment is made to the participant as soon as practicable after his/her termination of service. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than April 1st of the year following the year the participant attains age 70-1/2.

               Any benefit payable under the Plan pursuant to (i) above is paid as one lump sum payment from the Trust, with a supplemental payment to be made as promptly as possible in respect to any contribution allocated to the participant's account for the Plan year.

     h. LOANS - In accordance with Plan policy, participants can borrow against the vested portion of their account balance. Borrowings are limited to the lesser of $50,000 or 50 percent of the participant's vested balance (not to exceed certain limitations). While such loans do not represent a reduction of the participant's account balance, participants are prohibited from receiving allocations (earnings) based on the loan amounts, although when the loans are repaid, the interest expense incurred by the participant is added to the participant's account balance. The interest rate on such loans is the Trustee's (T. Rowe Price) prime lending rate plus one percent.

     i. AMENDMENT, SUSPENSION AND TERMINATION - The Board or the Administrative Committee may amend the Plan at any time. No such amendment, however, may have the effect of diverting to OEG any part of the Plan or of diverting any part of the Plan for any purpose other than for the exclusive benefit of the participants. Likewise, an amendment may not reduce the interest of any participant in the Plan accrued prior to such amendment. The Board or the Administrative Committee may, however, make such amendments to the extent required to conform the Plan to ERISA or to maintain the continued qualified status of the Plan under the Code.

          OEG expects to continue the Plan indefinitely, but reserves the right to suspend contributions or to modify or terminate the Plan at any time. Upon termination of the Plan or discontinuance of contributions thereunder, the interest of each participant is fully vested and nonforfeitable.

     j. Effective January 1, 1998, participants in the Plan may not elect to, nor continue to, make after-tax contributions to the Plan. Any after-tax contributions made by a participant on or before December 31, 1997 and credited to his/her after-tax contribution account shall remain in such after-tax contribution account and will continue to be adjusted in accordance with the provisions of the Plan document.

     k. Forfeitures - Forfeitures arising under the Plan during the year are allocated by the Administrative Committee to participants' accounts in the same manner as contributions (see note 2e)

3.  NET ASSETS AVAILABLE FOR BENEFITS BY FUND

    The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1998 and 1997:


     DECEMBER 31, 1998:

                                                                          U.S.
                               EQUITY        OGDEN         STABLE       TREASURY                                INTERNATIONAL
                               INCOME        STOCK         VALUE         MONEY          LOAN        MAGELLAN        STOCK
                                FUND          FUND          FUND          FUND          FUND          FUND           FUND
INVESTMENTS                 $14,079,298    $1,459,861    $7,692,878    $1,928,673    $1,079,058    $8,502,908     $3,279,963
RECEIVABLES-Employer
  contributions                 701,636       123,750       356,386       128,081         -           544,725        294,302
                            -----------    ----------    ----------    ----------    ----------    ----------     ----------
NET ASSETS AVAILABLE FOR
  BENEFITS                  $14,780,934    $1,583,611    $8,049,264     $2,056,754   $1,079,058    $9,047,633     $3,574,265
                            -----------    ----------    ----------    ----------    ----------    ----------     ----------
                            -----------    ----------    ----------    ----------    ----------    ----------     ----------

                                             SPECTRUM    BLUE CHIP        EQUITY      SMALL-CAP
                              BALANCED        INCOME       GROWTH       INDEX 500       VALUE
                                FUND           FUND         FUND           FUND         FUND          TOTAL
INVESTMENTS                   $910,923       $133,839    $1,895,133     $1,476,371     $175,288    $42,614,193
RECEIVABLES-Employer
  contributions                 62,545         11,644       150,760        126,890       32,244      2,532,963
                              --------       --------    ----------     ----------     --------    -----------
NET ASSETS AVAILABLE FOR
  BENEFITS                    $973,468       $145,483    $2,045,893     $1,603,261     $207,532    $45,147,156
                              --------       --------    ----------     ----------     --------    -----------
                              --------       --------    ----------     ----------     --------    -----------


     DECEMBER 31, 1997:
                                                                        MERRILL
                               EQUITY        OGDEN         STABLE        LYNCH                                  INTERNATIONAL
                               INCOME        STOCK         VALUE        TREASURY        LOAN       MAGELLAN          STOCK
                                FUND          FUND          FUND          FUND          FUND          FUND           FUND
INVESTMENTS                 $15,798,587    $1,334,040    $6,490,518    $1,497,606    $1,131,752    $4,934,929     $2,827,108
RECEIVABLES-Employer
  contributions                 862,853        85,752       305,604        99,461          -          434,881        325,074
TRANSFERS-Receivables
  (payables) from (to)
  other funds                     1,527        (1,527)         -             -             -             -              -
                            -----------    ----------    ----------    ----------    ----------    ----------     ----------
NET ASSETS AVAILABLE FOR
  BENEFITS                  $16,662,967    $1,418,265    $6,796,122    $1,597,067    $1,131,752    $5,369,810     $3,152,182
                            -----------    ----------    ----------    ----------    ----------    ----------     ----------
                            -----------    ----------    ----------    ----------    ----------    ----------     ----------

                              BALANCED
                                FUND         TOTAL
INVESTMENTS                   $757,497    $34,772,037
RECEIVABLES-Employer
  contributions                 58,441      2,172,066
TRANSFERS-Receivables
  (payables) from (to)
  other funds                     -              -
                              --------    -----------
NET ASSETS AVAILABLE FOR
  BENEFITS                    $815,938    $36,944,103
                              --------    -----------
                              --------    -----------

4. CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

   The changes in net assets available for benefits, by fund, for the year ended December 31, 1998 were as follows:

                                                                      MERRILL       U.S.
                               EQUITY        OGDEN       STABLE        LYNCH      TREASURY                            INTERNATIONAL
                               INCOME        STOCK        VALUE      TREASURY       MONEY        LOAN       MAGELLAN      STOCK
                                FUND         FUND         FUND         FUND         FUND         FUND         FUND        FUND
                               ------        -----       ------      --------     --------       ----       --------  -------------
EARNINGS (LOSSES) ON
  INVESTMENTS:
  Interest and dividends    $ 1,133,664   $   66,782   $  398,928   $   34,353   $   55,384   $   98,238   $  367,790   $  119,792
  Net appreciation
    (depreciation) in fair
    value of investments        228,350     (185,710)          --           --           --           --    1,527,848      319,334
  Investment management fees     (8,750)      (2,387)      (3,826)        (809)        (575)          --      (10,730)      (1,808)
                            -----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Net investment
        earnings              1,353,264     (121,315)     395,102       33,544       54,809       98,238    1,884,908      437,318
                            -----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

CONTRIBUTIONS:
  Employer                      701,636      123,750      356,386           --      128,081           --      544,724      294,303
  Employee                      602,275      140,507      211,560       35,168       34,788           --      495,790      249,576
                            -----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total contributions     1,303,911      264,257      567,946       35,168      162,869           --    1,040,514      543,879
                            -----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

DISTRIBUTIONS TO
  PARTICIPANTS                 (555,767)     (33,218)    (107,992)        (858)      (4,073)     (20,380)     (68,002)     (15,290)
                            -----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

TRANSFERS (TO) FROM
  OTHER FUNDS                (3,971,787)      60,284      394,995   (1,664,921)   1,884,508     (130,552)     827,672     (542,472)
                            -----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

FORFEITURES                     (11,654)      (4,662)       3,093           --       (1,359)          --       (7,269)      (1,353)
                            -----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE
  FOR BENEFITS               (1,882,033)     165,346    1,253,144   (1,597,067)   2,056,754      (52,694)   3,677,823      422,082

NET ASSETS AVAILABLE
  FOR BENEFITS, BEGINNING
  OF YEAR                    16,662,967    1,418,265    6,796,120    1,597,067           --    1,131,752    5,369,810    3,152,183
                            -----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS, END OF
  YEAR                      $14,780,934   $1,583,611   $8,049,264   $       --   $2,056,754   $1,079,058   $9,047,633   $3,574,265
                            -----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                            -----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------




                                           SPECTRUM   BLUE CHIP   EQUITY    SMALL-CAP
                                BALANCED    INCOME     GROWTH   INDEX 500     VALUE
                                  FUND       FUND       FUND       FUND       FUND        TOTAL
                                --------   --------   --------   --------   --------   -----------
EARNINGS (LOSSES) ON
  INVESTMENTS:
  Interest and dividends        $ 30,488   $  8,719  $   27,556  $   10,451   $ 12,363   $ 2,364,508
  Net appreciation
    (depreciation) in fair
    value of investments         102,689     (1,080)    122,047     139,059    (34,141)    2,218,396
  Investment management fees        (515)       (63)       (361)       (395)       (49)      (30,268)
                                --------   --------   ---------   ---------   --------   -----------
      Net investment
        earnings                 132,662      7,576     149,242     149,115    (21,827)    4,552,636
                                --------   --------   ---------   ---------   --------   -----------

CONTRIBUTIONS:
  Employer                        62,545     11,644     150,760     126,890     32,244     2,532,963
  Employee                        81,534      4,179      70,372      25,307      6,721     1,957,777
                                --------   --------   ---------   ---------   --------   -----------
      Total contributions        144,079     15,823     221,132     152,197     38,965     4,490,740
                                --------   --------   ---------   ---------   --------   -----------

DISTRIBUTIONS TO
  PARTICIPANTS                   (11,487)       (52)         --          --         --      (817,119)
                                --------   --------   ---------   ---------   --------   -----------

TRANSFERS (TO) FROM
  OTHER FUNDS                   (107,725)   122,136   1,675,519   1,301,949    190,394            --
                                --------   --------   ---------   ---------   --------   -----------

FORFEITURES                           --         --          --          --         --       (23,204)
                                --------   --------   ---------   ---------   --------   -----------
NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE
  FOR BENEFITS                   157,529    145,483   2,045,893   1,603,261    207,532     8,203,053

NET ASSETS AVAILABLE
  FOR BENEFITS, BEGINNING
  OF YEAR                        815,939         --          --          --         --    36,944,103
                                --------   --------   ---------   ---------   --------   -----------

NET ASSETS AVAILABLE
  FOR BENEFITS, END OF
  YEAR                          $973,468   $145,483  $2,045,893  $1,603,261  $ 207,532   $45,147,156
                                --------   --------   ---------   ---------   --------   -----------
                                --------   --------   ---------   ---------   --------   -----------


CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

These changes in net assets available for benefits, by fund, for the year ended December 31, 1997 were as follows:

                                       EQUITY       OGDEN       STABLE
                                       INCOME       STOCK        VALUE      TREASURY      LOAN
                                        FUND         FUND        FUND         FUND        FUND
                                     -----------  ----------  -----------  ----------  ----------
EARNINGS (LOSSES) ON INVESTMENTS:
  Interests and dividends            $ 1,580,482  $   44,701  $   402,787  $   63,144  $   95,550
  Net appreciation (depreciation)
    in fair value of investments       2,026,696     420,410           --          --          --
  Investment management fees             (51,377)     (3,289)     (15,742)     (4,083)         --
                                     -----------  ----------  -----------  ----------  ----------
    Net investment earnings            3,555,801     461,822      387,045      59,061      95,550
                                     -----------  ----------  -----------  ----------  ----------
CONTRIBUTIONS:
  Employer                               862,853      85,752      305,604      99,461          --
  Employee                               579,858      38,110      282,460      50,944          --
                                     -----------  ----------  -----------  ----------  ----------
    Total contributions                1,442,711     123,862      588,064     150,405          --
                                     -----------  ----------  -----------  ----------  ----------
DISTRIBUTIONS TO PARTICIPANTS           (981,783)   (125,281)  (1,191,860)    (21,230)         --
                                     -----------  ----------  -----------  ----------  ----------
TRANSFERS FROM OTHER PLANS                   600          --           --          --      15,777
                                     -----------  ----------  -----------  ----------  ----------
TRANSFERS (TO) FROM OTHER FUNDS          (84,506)     30,213     (268,469)    210,132    (219,051)
                                     -----------  ----------  -----------  ----------  ----------
FORFEITURES                                   --          --           --          --          --
                                     -----------  ----------  -----------  ----------  ----------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS        3,932,823     490,616     (485,220)    398,368    (107,724)
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                   12,730,144     927,649    7,281,342   1,198,699   1,239,476
                                     -----------  ----------  -----------  ----------  ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                        $16,662,967  $1,418,265  $ 6,796,122  $1,597,067  $1,131,752
                                     -----------  ----------  -----------  ----------  ----------
                                     -----------  ----------  -----------  ----------  ----------

                                                 INTERNATIONAL
                                      MAGELLAN       STOCK       BALANCED
                                        FUND         FUND          FUND       TOTAL
                                     ----------  -------------   --------  -----------
EARNINGS (LOSSES) ON INVESTMENTS:
  Interests and dividends            $  313,190   $  150,070     $18,342   $ 2,668,266
  Net appreciation (depreciation)
    in fair value of investments        682,384      (69,207)     39,192     3,099,475
  Investment management fees            (14,252)      (7,611)       (498)      (96,852)
                                     ----------  -----------     -------   -----------
    Net investment earnings             981,322       73,252      57,036     5,670,889
                                     ----------  -----------     -------   -----------
CONTRIBUTIONS:
  Employer                              434,881      325,074      58,441     2,172,066
  Employee                              321,121      248,984      18,896     1,540,373
                                     ----------  -----------     -------   -----------
    Total contributions                 756,002      574,058      77,337     3,712,439
                                     ----------  -----------     -------   -----------
DISTRIBUTIONS TO PARTICIPANTS          (469,240)    (267,705)         --    (3,057,099)
                                     ----------  -----------     -------   -----------
TRANSFERS FROM OTHER PLANS                   --           --          --        16,377
                                     ----------  -----------     -------   -----------
TRANSFERS (TO) FROM OTHER FUNDS         247,191     (597,075)    681,565            --
                                     ----------  -----------     -------   -----------
FORFEITURES                                  --           --          --            --
                                     ----------  -----------     -------   -----------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS       1,515,275     (217,470)    815,938     6,342,606
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                   3,854,535    3,369,652          --    30,601,497
                                     ----------  -----------     -------   -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                        $5,369,810   $3,152,182     $815,938  $36,944,103
                                     ----------  -----------     -------   -----------
                                     ----------  -----------     -------   -----------

                                  * * * * * *

OGDEN PROJECTS PROFIT SHARING PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                          DESCRIPTION OF         NUMBER                           CURRENT
         IDENTITY OF ISSUE                  INVESTMENT          OF SHARES          COST            VALUE

MUTUAL FUNDS:
 T. Rowe Price Equity Income Fund          Mutual Fund             534,928     $12,680,818      $14,079,298
 T. Rowe Price Stable Value Fund           GIC                   7,692,878       7,692,878        7,692,878
 T. Rowe Price US Treasury Money Fund      Mutual Fund           1,928,673       1,928,673        1,928,673
 Fidelity Magellan Fund                    Mutual Fund              70,377       6,478,744        8,502,908
 T. Rowe Price International Stock Fund    Mutual Fund             218,810       3,077,642        3,279,963
 T. Rowe Price Balanced Fund               Mutual Fund              49,000         798,637          910,923
 T. Rowe Price Spectrum Income Fund        Mutual Fund              11,638         135,563          133,839
 T. Rowe Price Blue Chip Growth Fund       Mutual Fund              61,932       1,738,432        1,895,133
 T. Rowe Price Equity Index 500 Fund       Mutual Fund              44,229       1,339,498        1,476,371
 T. Rowe Price Small Cap Value Fund        Mutual Fund               9,240         209,421          175,288
                                                                               -----------      -----------
                                                                                36,080,306       40,075,274

COMMON STOCKS:
 *Ogden Corporation                        Common Stock             58,248       1,400,090        1,459,861

PARTICIPANT LOANS:
 Participant Loans                         Loans                       N/A       1,079,058        1,079,058
                                                                               -----------      -----------
TOTAL ASSETS HELD FOR
 INVESTMENT PURPOSES                                                           $38,559,454      $42,614,193
                                                                               -----------      -----------
                                                                               -----------      -----------

*Party-in-interest

OGDEN PROJECTS PROFIT SHARING PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                          DESCRIPTION OF     PURCHASE        SELLING           COST OF              NET GAIN
         IDENTITY OF ISSUE                    ASSETS           PRICE          PRICE             ASSET                (LOSS)
SERIES OF TRANSACTIONS
 INVOLVING SECURITIES OF
 THE SAME ISSUE:
 Merrill Lynch Treasury Fund               Mutual Fund      $      -        $ 2,003,616        $ 2,003,616         $   -
 Fidelity Magellan Fund                    Mutual Fund        2,652,292            -                  -                -
 T. Rowe Price Stable Value Fund           GIC                2,425,532            -                  -                -
 T. Rowe Price US Treasury Money Fund      Mutual Fund        2,818,410            -                  -                -
 T. Rowe Price Equity Income Fund          Mutual Fund        3,069,676            -                  -                -
 T. Rowe Price Equity Income Fund          Mutual Fund             -          5,016,471          4,430,437          586,034
 T. Rowe Price Blue Chip Growth Fund       Mutual Fund        2,217,489            -                  -                -







                                      13